Exhibit 99.1

PAN AMERICAN SILVER RESCHEDULES 2009 FOURTH QUARTER
EARNINGS CONFERENCE CALL

Vancouver, British Columbia – February 8, 2010 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that it has rescheduled the conference call to discuss its unaudited 2009 fourth quarter and annual results to Tuesday, February 16th at 8:00 am Pacific Time (11:00 am Eastern Time).

The unaudited 2009 fourth quarter and annual results will be released on Monday, February 15th, as originally scheduled. Details of the conference call and live audio webcast are as follows:

Q4 2009 Results Conference Call and Webcast Information
Date:	Tuesday, February 16, 2010
Time:	08:00 am Pacific Time – 11:00 am Eastern Time

Conference Call Dial-In Numbers
North America and International access number:	1-604-638-5340

Audio Webcast
A live audio webcast can be accessed at:
https://services.choruscall.com/links/pan100215.html

Conference Call Replay Numbers
North America and International toll number:	1-800-319-6413
Outside Canada & USA Call:	1-604-638-9010
Code (followed by the # sign):	6218

        Playback available for one week following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company currently has eight silver mining operations in Mexico, Peru, Argentina and Bolivia.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada  V6C 2T6     Tel 604-684-1175  Fax 604-684-0147